Sanofi-aventis and US

Biopharmaceutical Company Ascenta

Therapeutics

Sign License Agreement in Oncology

- Small molecules could restore Tumor Cell Apoptosis

by reactivating tumor suppressor functions of the p53 gene -

Paris, France – June 4, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Ascenta Therapeutics, a US Biopharmaceutical Company in Malvern, Pennsylvania, announced today the signature of an exclusive global collaboration and licensing agreement on a number of compounds that could restore tumor cell apoptosis. These compounds inhibit the p53-HDM2 (Human Double Minute 2) protein-protein interaction, leading potentially to reactivation of p53 tumour suppressor functions and therefore enhancing current cancer treatments.

Under this agreement, sanofi-aventis will receive an exclusive worldwide license to develop, manufacture and commercialize all compounds issued from this program. Two compounds, MI-773 and MI-519-64, are currently expected to enter preclinical development in 2010.

Ascenta has in-licensed those compounds from the University of Michigan. Both sanofi-aventis and Ascenta will provide funding for the ongoing research of p53-HDM2 inhibitors at the University of Michigan and Ascenta may participate in ongoing research activities and potential future clinical development.

“This new partnership continues to illustrate sanofi-aventis’ commitment to develop innovative targeted therapies in Oncology”, declared Debasish Roychowdhury, M.D., Senior Vice President, Global Oncology, sanofi-aventis. “The inhibition of protein-protein interaction is always a challenge in discovery, and the finding of potent and selective compounds could offer an attractive new therapeutic approach for cancer patients. This approach is perfectly in line with the company’s strategy to find new drugs focused on patient specific needs”.

Under the terms of the agreement, Ascenta will receive an upfront payment, as well as development, regulatory and commercial milestone payments. All such payments could reach a total of US$ 398 million. In addition, Ascenta is eligible to receive tiered royalties on worldwide product sales.

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About p53- HDM2 Inhibition

The p53 tumor suppressor protein is a major mediator of growth arrest and apoptosis in response to a broad array of cellular damage. It has been called the “guardian of the genome” through its role in controlling the cell cycle and monitoring the integrity of the genome. HDM2 protein is the principal cellular antagonist of p53. HDM2 binding to p53 leads to p53 degradation. Loss of p53 functions occurs in 50% of all cancers through mutation of p53 gene and also through overexpression of HDM2 protein, due to transcriptional regulation of the HDM2 gene amplification. Therefore, blocking the interaction between p53 and HDM2 in cancer cells should reactivate p53 tumour suppressor functions and enhance current cancer treatments.

About Ascenta Therapeutics

Ascenta Therapeutics is a privately-held, clinical stage biopharmaceutical company dedicated to the discovery and development of new medicines to treat cancer. Ascenta’s current focus is a portfolio of novel, orally-active, small molecule drugs that restore the natural potential for cancer cells to undergo cell death (apoptosis).

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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